SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Third Quarter 2007 Results dated November 1, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Third Quarter 2007 Results

Thursday November 1, 8:00 am ET

Revenues of $20.7 Million Are in Line with Revised Forecast

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today announced that revenues for the third quarter of 2007 were $20.7 million, which is in line with the Company's revised forecast reported on October 1. This compares to revenues of $23.6 million reported in the third quarter of 2006.

The Company incurred an operating loss of $1.4 million for the third quarter of 2007 compared with operating income of $1.1 million in the third quarter of 2006. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, non-GAAP operating income was breakeven in the third quarter of 2007 compared with operating income of $2.3 million in third quarter of 2006.

Net income for the third quarter of 2007 was $0.2 million, or $0.01 per diluted share, compared with $2.0 million, or $0.09 per diluted share, in the 2006 third quarter. Excluding the effect of stock-based compensation expense (which amounted to $1.4 million or $0.06 per diluted share in the 2007 third quarter and $1.2 million or $0.05 per diluted share in the 2006 third quarter), non-GAAP net income for the third quarter of 2007 was $1.6 million, or $0.07 per diluted share, compared with $3.2 million, or $0.14 per diluted share, reported in the third quarter of 2006.

Business unit revenues for the third quarter of 2007 consisted of $14.4 million in Networking Business Unit (NBU) sales compared with $17.7 million in the third quarter of 2006, and $6.3 million in Technology Business Unit (TBU) sales compared with $5.9 million in the 2006 third quarter.

For the first nine months of 2007, revenues were $69.7 million, operating income was $2.2 million and net income was $7.4 million or $0.33 per diluted share. This compares with revenues of $65.8 million, operating income of $5.1 million and net income of $8.1 million or $0.36 per diluted share in the first nine months of 2006. Excluding the effect of stock-based compensation expense (which amounted to $4.1 million or $0.17 per diluted share in the first nine months of 2007 and $3.5 million or $0.15 per diluted share for the first nine months of
2006), non-GAAP operating income for the first nine months of 2007 was $6.3 million and net income was $11.5 million or $0.50 per diluted share compared with non-GAAP operating income of $8.5 million and net income of $11.6 million or $0.51 per diluted share for the first nine months of 2006.

The Company ended the third quarter of 2007 with approximately $135.2 million in cash and liquid investments, equivalent to $6.21 per basic share, an increase of $3.3 million from June 30, 2007. The increase reflects cash flow from operating activities of $9.4 million and proceeds of $0.9 million from the exercise of options offset in part by the use of $6.3 million for the repurchase of 361,240 Company shares and $0.7 million of capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "Despite better-than-expected revenues for our TBU, on-target sales through our channel partner Cisco, and accomplishments company-wide, our performance in the third quarter of 2007 did not match our original expectations. This was due to slippage of some expected sales and the fact that our High Definition SCOPIA(R) Platform did not yet offer Continuous Presence, which resulted in lost potential sales in the third quarter, as we previously reported.

"We were pleased to announce earlier this week that our SCOPIA V5.5 platform with HD Continuous Presence has now been released. Our SCOPIA MCU utilizes shared encoder technology that allows us to provide very high quality High Definition, while keeping its price in the range of Standard Definition MCUs. SCOPIA V5.5 also offers what no other comparable product can - SCOPIA Desktop, which makes it a complete Unified Communications solution.

"We now plan to focus on strengthening our reseller channel while fully supporting our OEM relationships. We believe our advantage as an independent network provider combined with the strength of our product portfolio will enable us to be successful in this effort, although we are realistic that it will take time to reach our goals.

"Our fourth quarter forecast is based on this realism as well as our expectation that our sales through Cisco and those for our mobile product line and our TBU products will be in line with those of the third quarter of 2007.

Mr. Raviv concluded: "We are fully determined to get back on track with our growth trend. We expect to do so no later than the second half of 2008. We are fully confident in our ultimate success."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the fourth quarter of 2007 to be approximately $22.0 million and net income to approximate $1.2 million or $0.06 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.4 million or $0.06 per diluted share. Excluding this item, fourth quarter 2007 non-GAAP net income is expected to be $2.6 million or $0.12 per diluted share. That compares to fourth quarter 2006 revenues of $25.3 million and net income of $7.2 million or $0.31 per diluted share, which included a tax benefit of $2.1 million, equivalent to $0.09 per diluted share. It also included stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.06 per diluted share. Excluding the effect of stock-based compensation expense, net income for the fourth quarter of 2006 was $8.5 million or $0.37 per diluted share. (Full details are available on the Company s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

Third Quarter 2007 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its third quarter 2007 results and fourth quarter 2007 outlook, today, Thursday, November 1, 2007 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-790-1752 (International dialers may call +1-210-234-8001) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on November 8th. To access the replay, please dial 1-800-846-6092 (International dialers may call +1-402-998-1136).

The PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2007 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on November 1st and will be archived on the website until the end of the fourth quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data


                                                               Three months ended            Nine months ended
                                                                 September 30,                 September 30,
                                                            -------------------------     ------------------------
                                                               2007           2006          2007          2006
                                                            ----------     ----------     ----------    ----------
                                                                                  Unaudited
                                                            ------------------------------------------------------
Revenues                                                    $   20,708     $   23,622     $   69,667    $   65,762
Cost of revenues                                                 4,017          4,833         13,855        12,913
                                                                 -----          -----         ------        ------
Gross profit                                                    16,691         18,789         55,812        52,849
                                                                ------         ------         ------        ------
Operating costs and expenses:
Research and development                                         7,504          6,571         22,819        18,476
Marketing and selling                                            7,944          7,635         24,120        22,801
General and administrative                                       2,615          1,629          6,665         4,605
Patent settlement reserve                                            -          1,900              -         1,900
                                                                 -----          -----          -----         -----
Total operating costs and expenses                              18,063         17,735         53,604        47,782
                                                                ------         ------         ------        ------
Operating income (loss)                                         (1,372)         1,054          2,208         5,067
Financial income, net                                            1,483          1,500          5,013         4,204
                                                                 -----          -----          -----         -----
Income before taxes on income                                      111          2,554          7,221         9,271
Taxes benefit (expense)                                            123           (569)           180        (1,178)
                                                                   ---           ----            ---        ------
Net income                                                  $      234     $    1,985     $    7,401    $    8,093
                                                            ==========     ==========     ==========    ==========

Basic net earnings per Ordinary share                       $     0.01     $     0.09     $     0.33    $     0.37
                                                            ==========     ==========     ==========    ==========

Weighted Average Number of Shares Outstanding               21,761,491     22,082,339     22,108,888    22,097,909
During the Period - Basic                                   ==========     ==========     ==========    ==========


Diluted net earnings per Ordinary share                     $     0.01     $     0.09     $     0.33    $     0.36
                                                            ==========     ==========     ==========    ==========
Weighted Average Number of Shares Outstanding               22,231,239     22,589,133     22,770,996    22,719,826
During the Period - Diluted                                 ==========     ==========     ==========    ==========


CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies. The following table reconciles the GAAP to non-GAAP operating results:

                                                  Three months ended
                                                  September 30, 2007
                                      ------------------------------------------
                                                        (Unaudited)
                                      ------------------------------------------
                                                         Non-GAAP
                                                        adjustment    Non-GAAP
                                       GAAP results    share-based     results
                                      (as reported)    compensation   Pro Forma
                                      -------------    ------------   ---------

Gross profit                           $    16,691     $         92   $   16,783
Total operating costs and expenses     $    18,063     $      1,312   $   16,751
Operating income (loss)                $    (1,372)    $      1,404   $       32
Income before taxes on income          $       111     $      1,404   $    1,515
Net income                             $       234     $      1,404   $    1,638
                                       ===========     ============   ==========
Basic net earnings per Ordinary share  $      0.01     $       0.07   $     0.08
                                       ===========     ============   ==========
Diluted net earnings per Ordinary      $      0.01     $       0.06   $     0.07
share                                  ===========     ============   ==========



                                                  Three months ended
                                                  September 30, 2006
                                      ------------------------------------------
                                                        (Unaudited)
                                      ------------------------------------------
                                                         Non-GAAP
                                                        adjustment    Non-GAAP
                                       GAAP results    share-based     results
                                      (as reported)    compensation   Pro Forma
                                      -------------    ------------   ---------

Gross profit                          $     18,789     $         99   $   18,888
Total operating costs and expenses    $     17,735     $      1,116   $   16,619
Operating income                      $      1,054     $      1,215   $    2,269
Income before taxes on income         $      2,554     $      1,215   $    3,769
Net income                            $      1,985     $      1,215   $    3,200
                                      ============     ============   ==========
Basic net earnings per Ordinary share $       0.09     $       0.06   $     0.15
                                      ============     ============   ==========
Diluted net earnings per Ordinary     $       0.09     $       0.05   $     0.14
share                                 ============     ============   ==========

CONSOLIDATED BALANCE SHEETS


U.S. dollars in thousands, except per share data

                                                   Nine months ended
                                                  September 30, 2007
                                      ------------------------------------------
                                                        (Unaudited)
                                      ------------------------------------------
                                                         Non-GAAP
                                                        adjustment    Non-GAAP
                                       GAAP results    share-based     results
                                      (as reported)    compensation   Pro Forma
                                      -------------    ------------   ---------

Gross profit                          $     55,812     $        280   $   56,092
Total operating costs and expenses    $     53,604     $      3,788   $   49,816
Operating income                      $      2,208     $      4,068   $    6,276
Income before taxes on income         $      7,221     $      4,068   $   11,289
Net income                            $      7,401     $      4,068   $   11,469
                                      ============     ============   ==========
Basic net earnings per Ordinary share $       0.33     $       0.19   $     0.52
                                      ============     ============   ==========
Diluted net earnings per Ordinary     $       0.33     $       0.17   $     0.50
share                                 ============     ============   ==========




                                                   Nine months ended
                                                  September 30, 2006
                                      ------------------------------------------
                                                        (Unaudited)
                                      ------------------------------------------
                                                         Non-GAAP
                                                        adjustment    Non-GAAP
                                       GAAP results    share-based     results
                                      (as reported)    compensation   Pro Forma
                                      -------------    ------------   ---------

Gross profit                          $     52,849     $        264   $   53,113
Total operating costs and expenses    $     47,782     $      3,194   $   44,588
Operating income                      $      5,067     $      3,458   $    8,525
Income before taxes on income         $      9,271     $      3,458   $   12,729
Net income                            $      8,093     $      3,458   $   11,551
                                      ============     ============   ==========
Basic net earnings per Ordinary share $       0.37     $       0.15   $     0.52
                                      ============     ============   ==========
Diluted net earnings per Ordinary     $       0.36     $       0.15   $     0.51
share                                 ============     ============   ==========

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

                                                    September 30,   December 31,
                                                         2007           2006
                                                    -------------   ------------
                                                      Unaudited
                                                    -------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)                          $  31,434      $  23,110
Short-term bank deposits *)                              42,780         48,357
Short-term held-to-maturity marketable
securities *)                                            39,100         36,048
Trade receivables                                        13,930         12,866
Other accounts receivable and prepaid expenses            4,694          5,838
Inventories                                               1,706          2,979
                                                          -----          -----
Total current assets                                    133,644        129,198
                                                        -------        -------

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits *)                                    -         11,365
Long-term held-to-maturity marketable securities *)      21,899         26,691
Long-term prepaid expenses                                1,703              -
Severance pay fund                                        4,442          3,481
Long-term deferred tax asset                              3,363          2,797
                                                          -----          -----
Total long-term investments and receivables              31,407         44,334
                                                         ------         ------
Property and equipment, net                               5,463          3,609
                                                          -----          -----
Goodwill                                                  2,966          2,966
                                                          -----          -----
Other intangible assets, net                              1,634          2,452
                                                          -----          -----
Total assets                                          $ 175,114      $ 182,559
                                                      =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                        $   3,096      $   2,919
Deferred revenues                                         5,394          8,748
Accrued expenses and other accounts payable              12,621         13,870
                                                         ------         ------
Total current liabilities                                21,111         25,537
                                                         ------         ------
Accrued severance pay                                     5,581          4,417
                                                          -----          -----
Total liabilities                                        26,692         29,954
                                                         ------         ------

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value                        234            228
Additional paid-in capital                              133,971        126,944
Treasury stock                                          (17,653)        (1,670)
Accumulated other comprehensive income                      431              -
Retained earnings                                        31,439         27,103
                                                         ------         ------
Total shareholders' equity                              148,422        152,605
                                                        -------        -------
Total liabilities and shareholders'
equity                                                $ 175,114      $ 182,559
                                                      =========      =========

*) Total cash and liquid investments                  $ 135,213      $ 145,571
                                                      =========      =========



CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

                                                                                 Nine months ended
                                                                                   September 30,
                                                                                 ------------------
                                                                                  2007       2006
                                                                                 -------   --------
                                                                                     Unaudited
                                                                                 ------------------
Cash flows from operating activities:
-------------------------------------
Net income                                                                      $  7,401   $  8,093
Adjustments to reconcile net income to net cash
  provided by operating activities:
Depreciation and amortization                                                      2,891      2,097
Accrued interest and amortization of premium on held-to-maturity
  marketable securities and bank deposits, net                                      (276)      (967)
Amortization of deferred stock compensation                                        4,068      3,458
Gain on sale of property and equipment                                                 -        (22)
Increase in trade receivables, net                                                (1,064)    (3,399)
Decrease in other accounts receivable and prepaid expenses                         2,528      1,362
Decrease (increase) in inventories                                                 1,273       (517)
Increase in long-term prepaid expenses                                            (1,703)         -
Increase in deferred tax asset                                                    (1,637)       (54)
Increase (decrease) in trade payables                                                177       (212)
Increase (decrease) in deferred revenues                                          (3,354)       643
Increase (decrease) in other accounts payable and accrued expenses                (1,249)     2,429
Accrued severance pay, net                                                           203        228
                                                                                     ---        ---
Net cash provided by operating activities                                          9,258     13,139
                                                                                   -----     ------
Cash flows from investing activities:
-------------------------------------
Proceeds from redemption of held-to-maturity marketable securities                40,230     41,804
Purchase of held-to-maturity marketable securities                               (38,148)   (43,998)
Proceeds from withdrawal of bank deposits                                        103,334     10,161
Purchase of bank deposits                                                        (86,458)   (30,809)
Purchase of property and equipment                                                (3,927)    (1,600)
Proceeds from sale of property and equipment                                           -         22
                                                                                  ------     ------
Net cash provided by (used in) investing activities                               15,031    (24,420)
                                                                                  ------    -------



Cash flows from financing activities:
-------------------------------------
Purchase of treasury stock                                                       (22,982)    (6,993)
Exercise of options by employees                                                   6,892      4,508
Tax benefit related to exercise of stock options                                     125        718
                                                                                     ---        ---
Net cash provided by financing activities                                        (15,965)    (1,767)
                                                                                 -------     ------
Increase (decrease) in cash and cash equivalents                                   8,324    (13,048)
Cash and cash equivalents at beginning of period                                  23,110     32,927
                                                                                  ------     ------
Cash and cash equivalents at end of period                                      $ 31,434   $ 19,879
                                                                                ========   ========
Supplemental disclosure of non-cash flows from investing
--------------------------------------------------------
  and financing activities:
  -------------------------
Receivables on account of shares                                                $    118   $      -
                                                                                ========   ========



Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              RADVISION LTD.
                                  (Registrant)



                              By /s/ Rael Kolevsohn
                                 ------------------
                                   Rael Kolevsohn
                                   Corporate Vice President and General Counsel


Date: November 2, 2007